SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 17, 2016

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications reports second quarter 2016 results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2016 RESULTS1

ADJUSTED EBITDA2 IN THE SECOND QUARTER TOTALED NIS 228 MILLION

NET DEBT2 DECLINED TO NIS 1.96 BILLION

Second quarter 2016 highlights (compared with second quarter 2015)

•	Total Revenues: NIS 897 million (US$ 233 million), a decrease of 14%
•	Service Revenues: NIS 692 million (US$ 180 million), a decrease of 9%
•	Equipment Revenues: NIS 205 million (US$ 53 million), a decrease of 29%
•	Operating Expenses (OPEX)[2]: NIS 572 million (US $ 149 million), a decrease of 5%
•	Adjusted EBITDA: NIS 228 million (US$ 59 million), a decrease of 3%
•	Adjusted EBITDA Margin: 25% of total revenues, compared with 23%
•	Profit for the period: NIS 26 million (US$ 7 million), an increase of 189%
•	Net Debt[2]: NIS 1,964 million (US$ 511 million), a decrease of NIS 662 million
•	Free Cash Flow (before interest)[2]: NIS 160 million (US$ 42 million), an increase of NIS 136 million
•	Cellular ARPU: NIS 65 (US$ 17), a decrease of 7%
•	Cellular Subscriber Base: approximately 2.7 million at quarter-end, a decrease of 2%

Rosh Ha’ayin, Israel, August 17, 2016 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended June 30, 2016.

Commenting on the second quarter 2016 results, Mr. Isaac Benbenisti, CEO of Partner, noted:

“During the second quarter we continued with the implementation of the Company's vision to transform into a comprehensive communications company. We are currently unifying the systems of 012 Smile and Partner, a process that includes the gradual transfer of all our fixed-line customers to the Partner brand.

1 The quarterly financial results are unaudited.
2 For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” below.

We announced our intention to promote the deployment of an independent fixed-line infrastructure using fiber optics, and we began a field test around a month ago in which we connected the first residential internet customers to Partner's fiber network at a speed of up to one Gigabit per second (Gbps). Over the last few weeks we have been promoting this issue with the Ministry of Communications and we expect to receive the support of the regulator to establish an advanced fixed-line infrastructure that will both open the market to competition and narrow the gap in internet speeds and available technologies for the Israeli communications consumer, compared to the rest of the world.

In parallel, we are working towards entry into the television broadcast market while taking into account the changing needs of the consumer in the digital era. We await the implementation of the Filber Committee recommendations with respect to the ‘must sell’ requirement for sports content and linear broadcast channels over the internet. The implementation of these steps, along with other steps, will enable the opening of the television market to competition and lead to lower prices for consumers.

In the second quarter we continued to successfully expand our cellular Post-Paid customer base, marking the fourth consecutive quarter of growth in the cellular post-paid subscriber base. This positive trend can be attributed, among others, to the significant steps we are taking in our customer service, including the expansion of available platforms for digital support and customer service, with an emphasis on the social networking platforms.”

Mr. Ziv Leitman, Partner's Chief Financial Officer, commented on the second quarter results of 2016 as compared to the first quarter results of 2016:

“During the second quarter of 2016, the competition in the cellular market continued to erode service revenues, however, to a lesser extent than in previous quarters.

The churn rate for cellular subscribers stood at 9.8% in the second quarter of 2016 compared to 11.2% in the previous quarter and 10.9% in the second quarter of 2015. We continue to see a decrease in Post-Paid subscriber churn which reached the lowest level since mid-2013.

Cellular ARPU in the second quarter of 2016 totaled NIS 65, a decline of NIS 2 from the first quarter of 2016, mainly reflecting the decline in revenues related to the network Right of Use Agreement with Hot Mobile, which was partially offset by an increase in seasonal roaming revenues as well as one-time service revenue items.

Revenues and gross profit from equipment sales in the second quarter of 2016 decreased by NIS 62 million and NIS 14 million respectively, compared to the previous quarter. The decreases were primarily due to a decline in the amount of sales, largely resulting from tightening of the Company's customer credit policy.

Operating expenses (OPEX)3 decreased by NIS 40 million compared with the previous quarter, primarily reflecting the decline in sales and marketing expenses and the impact of the network sharing agreement, which began in the second quarter of 2016, initiating the implementation of the cost sharing mechanism between the Company and Hot Mobile.

Adjusted EBITDA3 in the second quarter of 2016 increased by NIS 6 million (3%), compared with the previous quarter. The increase mainly reflected the decline in operating expenses, which was partially offset by the decline in service revenues and the decline in gross profit from equipment sales.

Finance costs, net, totaled NIS 28 million in the reported quarter, an increase of NIS 4 million compared to the previous quarter, reflecting higher linkage costs resulting from the increase in CPI, partially offset by lower early debt repayment costs and higher gains from foreign exchange movements.

Profit for the second quarter of 2016 totaled NIS 26 million compared with NIS 14 million in the previous quarter. The increase largely reflected the increase in operating profit.

Cash capital expenditures (CAPEX payments)3 in the second quarter of 2016 totaled NIS 57 million compared to NIS 48 million in the previous quarter, an increase of 19%.

Free cash flow (before interest payments)3 in the reported quarter totaled NIS 160 million, compared with NIS 114 million in the previous quarter. The increase in free cash flow primarily reflected the first installment, in an amount of NIS 35 million, of the lump sum of NIS 250 million under the Network Sharing Agreement with Hot Mobile, which is expected to be paid fully during 2016, as well as a decrease in other operating working capital items.

As of June 30, 2016, net debt3 amounted to approximately NIS 1.96 billion (total short and long term debt and current maturities of NIS 2.88 billion less cash and cash equivalents of NIS 0.92 billion).

In April 2016 the Company repurchased part of its Series C Notes in the amount of approximately NIS 62 million, this being the final purchase under the October 2015 buy-back plan.”

3 See footnote 2.

Key Financial Results

NIS Million (except EPS)	Q2'16	Q2'15	% Change
Revenues	897	1,044	-14%
Cost of revenues	730	848	-14%
Gross profit	167	196	-15%
Operating profit	67	67	0%
Profit for the period	26	9	+189%
Earnings per share (basic, NIS)	0.17	0.06	+183%
Free cash flow (before interest payments)	160	24	+567%

Key Operating Indicators

	Q2'16	Q2'15	Change
Adjusted EBITDA (NIS million)	228	236	-3%
Adjusted EBITDA (as a % of total revenues)	25%	23%	+2
Cellular Subscribers (end of period, thousands)	2,700	2,747	-47
Quarterly Cellular Churn Rate (%)	9.8%	10.9%	-1.1
Monthly Average Revenue per Cellular User (ARPU) (NIS)	65	70	-5

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q2'16	Q2'15	Change %	Q2'16	Q2'15	Change %	Q2'16	Q2'15	Q2'16	Q2'15	Change %
Total Revenues	715	852	-16%	236	242	-2%	(54)	(50)	897	1,044	-14%
Service Revenues	527	581	-9%	219	226	-3%	(54)	(50)	692	757	-9%
Equipment Revenues	188	271	-31%	17	16	+6%	-	-	205	287	-29%
Operating Profit	31	26	+19%	36	41	-12%	-	-	67	67	0%
Adjusted EBITDA	155	160	-3%	73	76	-4%	-	-	228	236	-3%

Financial Review

In Q2 2016, total revenues were NIS 897 million (US$ 233 million), a decrease of 14% from NIS 1,044 million in Q2 2015.

Service revenues in Q2 2016 totaled NIS 692 million (US$ 180 million), a decrease of 9% from NIS 757 million in Q2 2015.

Service revenues for the cellular segment in Q2 2016 were NIS 527 million (US$ 137 million), a decrease of 9% from NIS 581 million in Q2 2015. The decrease was mainly the result of the decline in revenues related to the ending of the network Right of Use Agreement with Hot Mobile as well as the continued price erosion of Post-Paid and Pre-Paid cellular services due to the competitive market conditions, partially offset by one-time service revenue items.

Service revenues for the fixed-line segment in Q2 2016 totaled NIS 219 million (US$ 57 million), a decrease of 3% from NIS 226 million in Q2 2015. The decrease mainly reflected lower revenues from international calls services.

Equipment revenues in Q2 2016 totaled NIS 205 million (US$ 53 million), a decrease of 29% from NIS 287 million in Q2 2015. The decrease largely reflected a decline in the amounts of cellular and other devices and accessories sold.

Gross profit from equipment sales in Q2 2016 was NIS 42 million (US$ 11 million), compared with NIS 67 million in Q2 2015, a decrease of 37%, again largely reflecting the reduction in the amount of sales.

Operating expenses (OPEX) totaled NIS 572 million (US$ 149 million) in Q2 2016, a decrease of 5% or NIS 29 million from Q2 2015. The decrease largely reflected the decline in payroll and related expenses, as well as a decline in cellular network-related operating expenses following the implementation of the cost sharing mechanism under the Network Sharing Agreement with Hot Mobile, and lower expenses related to payments to other communications providers, partially offset by higher advertising and marketing expenses and expenses related to bad debts and doubtful accounts. Operating expenses including depreciation and amortization expenses in Q2 2016 increased by 5% compared with Q2 2015.

In Q2 2016 the Company continued to record income with respect to the settlement agreement with Orange in an amount of NIS 54 million (US$ 14 million). The income resulted from advance payments received from Orange during 2015 in a total amount of €90 million.  As set forth in the settlement agreement, the advance payments are to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.

Adjusted EBITDA in Q2 2016 totaled NIS 228 million (US$ 59 million), a decrease of 3% from NIS 236 million in Q2 2015.

Adjusted EBITDA for the cellular segment was NIS 155 million (US$ 40 million) in Q2 2016, a decrease of 3% from NIS 160 million in Q2 2015. The decrease principally reflected the decreases in service revenues and in gross profit from equipment sales, which were partially offset by the income with respect to the settlement agreement with Orange and by the decrease in operating expenses. As a percentage of total cellular revenues, Adjusted EBITDA margin for the cellular segment in Q2 2016 was 22%, compared with 19% in Q2 2015.

Adjusted EBITDA for the fixed-line segment was NIS 73 million (US$ 19 million) in Q2 2016, a decrease of 4% from NIS 76 million in Q2 2015. The decrease also mainly reflected the decreases in service revenues and in gross profit from equipment sales, which were partially offset by the decrease in operating expenses.  As a percentage of total fixed-line revenues, Adjusted EBITDA margin for the fixed line segment in Q2 2016 was 31%, no change from Q2 2015.

Operating profit for Q2 2016 was NIS 67 million (US$ 17 million), no change from Q2 2015.

Finance costs, net in Q2 2016 were NIS 28 million (US$ 7 million), a decrease of 39%, compared with NIS 46 million in Q2 2015. The decrease was mainly due to lower CPI (Consumer Price Index) linkage expenses as a result of the smaller increase in the CPI level, as well as higher gains from foreign exchange movements in Q2 2016.

Income tax expenses for Q2 2016 were NIS 13 million (US$ 3 million), an increase of 8% compared with NIS 12 million in Q2 2015, reflecting the increase in profit before tax.

Profit in Q2 2016 totaled NIS 26 million (US$ 7 million), an increase of 189% compared with NIS 9 million in Q2 2015.

Based on the weighted average number of shares outstanding during Q2 2016, basic earnings per share or ADS, was NIS 0.17 (US$ 0.04), compared to NIS 0.06 in Q2 2015.

Cellular Segment Operational Review

At the end of the second quarter of 2016, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.7 million, including approximately 2.19 million Post-Paid subscribers or 81% of the base, and approximately 509 thousand Pre-Paid subscribers, or 19% of the subscriber base.

During the second quarter of 2016, the cellular subscriber base increased by approximately 8 thousand subscribers. The Post-Paid subscriber base increased by approximately 17 thousand subscribers, while the Pre-Paid subscriber base declined by approximately 9 thousand subscribers.

The quarterly churn rate for cellular subscribers in Q2 2016 was 9.8%, compared with 10.9% in Q2 2015, reflecting a decrease in the churn of Post-Paid subscribers, which was partially offset by an increase in the churn of Pre-Paid subscribers.

Total cellular market share (based on the number of subscribers) at the end of Q2 2016 was estimated to be approximately 27%, unchanged from Q2 2015.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q2 2016 was NIS 65 (US$ 17), a decrease of 7% from NIS 70 in Q2 2015. The decrease in ARPU mainly reflected the decline in revenues related to the network Right of Use Agreement with Hot Mobile as well as the continued price erosion of Post-Paid and Pre-Paid cellular services due to the competitive market conditions, partially offset by one-time service revenue items.

Funding and Investing Review

In Q2 2016, cash flow generated from operating activities before interest payments (NIS 217 million), net of cash flow used for investing activities (NIS 57 million) (‘Free Cash Flow (before interest)’), totaled NIS 160 million (US$ 42 million), an increase of 567% from NIS 24 million in Q2 2015, reflecting both an increase in cash generated from operations and a decrease in CAPEX payments.

Cash generated from operations increased by 61% to NIS 217 million (US$ 57 million) in Q2 2016 from NIS 135 million in Q2 2015. The increase in cash generated from operations reflected both the first installment, in an amount of NIS 35 million, of the lump sum of NIS 250 million under the Network Sharing Agreement with Hot Mobile (which is expected to be paid fully during 2016), and the decrease in operating assets, which was mainly explained by the decrease in equipment sales under installment payment plans.

Cash capital expenditures (CAPEX payments) totaled NIS 57 million (US$ 15 million) in Q2 2016, a decrease of 49% from NIS 111 million in Q2 2015.

Net debt at the end of Q2 2016 amounted to NIS 1,964 million (US$ 511 million), compared with NIS 2,626 million at the end of Q2 2015, a decrease of NIS 662 million.

Conference Call Details

Partner will hold a conference call on Wednesday, August 17, 2016 at 10.00AM Eastern Time / 5.00PM Israel Time.

To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):

International: +972.3.918.0664
North America toll-free: +1.888.668.9141

A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay of the call will be available from August 17, 2016 until August 24, 2016, at the following numbers:

International: +972.3.925.5937
North America toll-free: +1.877.456.0009

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “estimate”, “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding (i) the unification of the Group's systems and a gradual transfer of the Company's fixed-line customers to the Partner brand; (ii) the Company's intention to promote the deployment of an independent fixed-line infrastructure using fiber optics, and the Company's expectation to receive the regulator's support to establish the said infrastructure and insofar as the Company's expectation will not be realized, this may have an adverse effect on the Company's business, the results of operations and on the market competition;(iii) the Company's intention to enter into the television broadcast market and the expectation for the implementation of the Filber Committee conclusions and recommendations regarding the regulation of the broadcast market, including with respect to the ‘must sell’ requirement for sport content and liner broadcast channels over the internet and insofar as these events will not occur, this might have an adverse effect on the Company's entrance into the television broadcast market and its ability to open the market for competition and reduce prices for consumers, and (iv) anticipated future cash payments from Hot Mobile. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, as regards in particular the statements identified above, (i) the current lack of visibility as to the implementation of the Filber Committee conclusions and recommendations regarding the regulation of the broadcast market; (ii) any unanticipated technological, technical or other difficulty which might arise in connection with the Group's systems unification and the transfer to the Partner brand,(iii) operational, regulatory, financial or other unanticipated difficulties, which could prevent the Company from promoting the deployment of an independent fixed-line infrastructure using fiber optics, and (iv) the risk of non-compliance by Hot Mobile, for financial or other reasons, with its contractual obligations to Partner to make the anticipated cash payments. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8 Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented below.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2016: US $1.00 equals NIS 3.846. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and amortization of share based compensation) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures provided by other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided by Partner for prior periods.

'Cash capital expenditures' or 'CAPEX payments' represent cash flows used in acquisition of property and equipment and acquisition of intangible assets.

'Capital Expenditures (additions)' represents additions to property and equipment and intangible assets.

'Net Debt' represents notes payable and borrowings form banks and others including current maturities less cash and cash equivalents.

'Free Cash Flow (before interest)' represents cash flows from operating activities before interest payments, net of cash flows used for investment activities.

'Free Cash Flow (after interest)' represents cash flows from operating activities before interest payments, net of cash flows used for investment activities and net of interest paid.

'Operating Expenses (OPEX)' represents cost of service revenues, selling, marketing and administrative expenses net of depreciation, amortization, impairment charges and other expenses (mainly employee share based compensation expenses).

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of communications services (cellular, fixed-line telephony and internet services) under the Partner brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	June 30,	December 31,	June 30,
	2016	2015	2016
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	916	926	238
Trade receivables	1,088	1,057	283
Other receivables and prepaid expenses	40	47	10
Deferred expenses – right of use	33	33	9
Inventories	82	120	21
Income tax receivable		2
	2,159	2,185	561

NON CURRENT ASSETS
Trade Receivables	434	492	113
Deferred expenses – right of use	37	20	10
Property and equipment	1,291	1,414	336
Licenses and other intangible assets	863	956	224
Goodwill	407	407	106
Deferred income tax asset	40	49	10
Prepaid expenses and other	3	3	1
	3,075	3,341	800

TOTAL ASSETS	5,234	5,526	1,361

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	June 30,	December 31,	June 30,
	2016	2015	2016
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings and current borrowings	447	554	116
Trade payables	674	715	175
Payables in respect of employees	76	77	20
Other payables (mainly institutions)	28	45	8
Income tax payable	55	52	14
Deferred income with respect to settlement agreement with Orange	217	217	56
Deferred revenues from HOT mobile	27		7
Other deferred revenues	28	28	8
Provisions	81	77	21
	1,633	1,765	425
NON CURRENT LIABILITIES
Notes payable	1,085	1,190	282
Borrowings from banks and others	1,348	1,357	350
Liability for employee rights upon retirement, net	31	34	8
Dismantling and restoring sites obligation	35	36	9
Deferred income with respect to settlement agreement with Orange		108
Other non-current liabilities	15	16	4
Deferred income tax liability	3		1
	2,517	2,741	654

TOTAL LIABILITIES	4,150	4,506	1,079

EQUITY
Share capital – ordinary shares of NIS 0.01 par value: authorized – December 31, 2015 and June 2016 – 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2015 – -*156,087,456 shares
June 30, 2016 – -*156,096,891 shares
Capital surplus	1,102	1,102	286
Accumulated retained earnings	331	267	86
Treasury shares, at cost December 31, 2015 – **4,461,975 shares June 30, 2016 –** 4,460,939 shares	(351)	(351)	(91)
TOTAL EQUITY	1,084	1,020	282
TOTAL LIABILITIES AND EQUITY	5,234	5,526	1,361

*   Net of treasury shares.
** Including restricted shares in amount of 2,887,798 and 2,911,806 as of June 30, 2016 and December 31, 2015 respectively held by trustee under the Company's Equity Incentive Plan, such shares will become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2016	2015	2016	2015	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	1,874	2,098	897	1,044	487	233
Cost of revenues	1,527	1,717	730	848	397	190
Gross profit	347	381	167	196	90	43

Selling and marketing expenses	232	193	105	96	60	27
General and administrative expenses	128	91	61	46	33	16
Income with respect to settlement agreement with Orange	108		54		28	14
Other income, net	26	26	12	13	7	3
Operating profit	121	123	67	67	32	17
Finance income	14	7	6	3	3	2
Finance expenses	66	71	34	49	17	9
Finance costs, net	52	64	28	46	14	7
Profit before income tax	69	59	39	21	18	10
Income tax expenses	29	25	13	12	8	3
Profit for the period	40	34	26	9	10	7

Earnings per share
Basic	0.26	0.22	0.17	0.06	0.06	0.04
Diluted	0.26	0.22	0.17	0.06	0.06	0.04
Weighted average number of shares outstanding (in thousands)
Basic	156,091	156,077	156,092	156,077	156,091	156,092
Diluted	157,605	156,082	157,669	156,079	157,605	157,669

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2016	2015	2016	2015	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	40	34	26	9	10	7
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	40	34	26	9	10	7

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION & Adjusted EBITDA reconciliation

	New Israeli Shekels				New Israeli Shekels
	Six months ended June 30, 2016				Six months ended June 30, 2015
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,060	342		1,402	1,149	367		1,516
Inter-segment revenue - Services	10	99	(109)		11	91	(102)
Segment revenue - Equipment	432	40		472	548	34		582
Total revenues	1,502	481	(109)	1,874	1,708	492	(102)	2,098
Segment cost of revenues – Services	851	302		1,153	942	319		1,261
Inter-segment cost of revenues-Services	98	11	(109)		90	12	(102)
Segment cost of revenues - Equipment	342	32		374	433	23		456
Cost of revenues	1,291	345	(109)	1,527	1,465	354	(102)	1,717
Gross profit	211	136		347	243	138		381
Operating expenses	301	59		360	228	56		284
Income with respect to settlement agreement with Orange	108			108
Other income, net	24	2		26	25	1		26
Operating profit	42	79		121	40	83		123
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	230	75		305	260	72		332
–Other (1)	25	(1)		24	8			8
Adjusted EBITDA (2)	297	153		450	308	155		463
Reconciliation of Adjusted EBITDA to profit for the period
- Depreciation and amortization				305				332
- Finance costs, net				52				64
- Income tax expenses				29				25
- Other (1)				24				8
Profit for the period				40				34

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION & Adjusted EBITDA reconciliation

	New Israeli Shekels				New Israeli Shekels
	Three months ended June 30, 2016				Three months ended June 30, 2015
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	521	171		692	576	181		757
Inter-segment revenue - Services	6	48	(54)		5	45	(50)
Segment revenue - Equipment	188	17		205	271	16		287
Total revenues	715	236	(54)	897	852	242	(50)	1,044
Segment cost of revenues–Services	415	152		567	472	156		628
Inter-segment cost of revenues-Services	48	6	(54)		44	6	(50)
Segment cost of revenues - Equipment	149	14		163	209	11		220
Cost of revenues	612	172	(54)	730	725	173	(50)	848
Gross profit	103	64		167	127	69		196
Operating expenses	137	29		166	114	28		142
Income with respect to settlement agreement with Orange	54			54
Other income, net	11	1		12	13			13
Operating profit	31	36		67	26	41		67
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	113	37		150	131	35		166
–Other (1)	11	*		11	3	*		3
Adjusted EBITDA (2)	155	73		228	160	76		236
Reconciliation of Adjusted EBITDA to profit for the period
- Depreciation and amortization				150				166
- Finance costs, net				28				46
- Income tax expenses				13				12
- Other (1)				11				3
Profit for the period				26				9

*	Representing an amount of less than 1 million.
(1)	Mainly amortization of employee share based compensation.
(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use, amortization of share based compensation and impairment charges), as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	6 months ended June 30,
	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	391	311	101
Income tax paid	(12)	(27)	(3)
Net cash provided by operating activities	379	284	98
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(71)	(137)	(18)
Acquisition of intangible assets	(34)	(102)	(9)
Interest received	*	1	*
Proceeds from (repayment of) derivative financial instruments, net	*	(1)	*
Net cash used in investing activities	(105)	(239)	(27)
CASH FLOWS FROM FINANCING ACTIVITIES:
Interest paid	(66)	(65)	(17)
Current borrowings received	24		6
Non-current borrowings received		475
Repayment of non-current borrowings	(7)	(177)	(2)
Repayment of notes payable	(235)		(61)
Net cash provided by (used in) financing activities	(284)	233	(74)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10)	278	(3)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	926	663	241

CASH AND CASH EQUIVALENTS AT END OF PERIOD	916	941	238

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	6 months ended June 30,
	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	40	34	10

Adjustments for:
Depreciation and amortization	290	314	75
Amortization of deferred expenses - Right of use	14	18	4
Employee share based compensation expenses	24	8	6
Liability for employee rights upon retirement, net	(3)	(1)	(1)
Finance costs, net	(2)	(5)	(1)
Change in fair value of derivative financial instruments	*	(2)	*
Interest paid	66	65	17
Interest received	*	(1)	*
Deferred income taxes	11	*	3
Income tax paid	12	27	3
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	27	(145)	7
Other	7	(7)	2
Increase (decrease) in accounts payable and accruals:
Trade	(9)	24	(2)
Other payables	(21)	(23)	(6)
Provisions	4	(3)	1
Deferred income with respect to settlement agreement with Orange	(108)		(28)
Deferred revenues from HOT Mobile	27		7
Other deferred revenues	*	(8)	*
Increase in deferred expenses - Right of use	(31)	(14)	(8)
Current income tax liability	6	2	2
Decrease (increase) in inventories	37	28	10
Cash generated from operations	391	311	101

* Representing an amount of less than 1 million.

At June 30, 2016 and 2015, trade and other payables include NIS 95 million ($25 million) and NIS 109 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Free Cash Flow before and after interest paid

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended June 30,
	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	217	135	57
Net cash used in investing activities	(57)	(111)	(15)
Free Cash Flow (before interest)	160	24	42
Interest paid	(41)	(52)	(11)
Free Cash Flow (after interest)	119	(28)	31

Operating Expenses (OPEX)

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended June 30,
	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues – Services	567	628	148
Selling and marketing expenses	105	96	27
General and administrative expenses	61	46	16
Depreciation and amortization	(150)	(166)	(39)
Other (1)	(11)	(3)	(3)
OPEX	572	601	149

(1) Mainly amortization of employee share based compensation.

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q2' 14	Q3' 14	Q4' 14	Q1' 15	Q2' 15	Q3' 15	Q4' 15	Q1' 16	Q2' 16	2014	2015
Cellular Segment Service Revenues	667	658	613	579	581	587	550	543	527	2,618	2,297
Cellular Segment Equipment Revenues	218	218	282	277	271	234	269	244	188	938	1,051
Fixed-Line Segment Service Revenues	248	259	250	232	226	225	223	222	219	1,004	906
Fixed-Line Segment Equipment Revenues	7	22	18	18	16	12	22	23	17	54	68
Reconciliation for consolidation	(53)	(55)	(55)	(52)	(50)	(52)	(57)	(55)	(54)	(214)	(211)
Total Revenues	1,087	1,102	1,108	1,054	1,044	1,006	1,007	977	897	4,400	4,111
Gross Profit from Equipment Sales	58	64	61	59	67	52	61	56	42	228	239
Operating Profit (Loss)	118	110	73	56	67	32	(48)	54	67	400	107
Cellular Segment Adjusted EBITDA	211	191	161	148	160	137	152	142	155	762	597
Fixed-Line Segment Adjusted EBITDA	80	91	88	79	76	59	65	80	73	334	279
Total Adjusted EBITDA	291	282	249	227	236	196	217	222	228	1,096	876
Adjusted EBITDA Margin (%)	27%	26%	22%	22%	23%	19%	22%	23%	25%	25%	21%
OPEX	642	657	630	604	601	650	608	612	572	2,590	2,463
Impairment charges on operating profit							98				98
Income with respect to settlement agreement with Orange						23	38	54	54		61
Finance costs, net	49	50	36	18	46	40	39	24	28	159	143
Profit (loss)	46	40	24	25	9	(9)	(65)	14	26	162	(40)
Capital Expenditures (cash)	99	129	90	128	111	64	56	48	57	432	359
Capital Expenditures (additions)	93	118	145	50	84	51	86	34	40	434	271
Free Cash Flow Before Interest	192	112	71	21	24	291	230	114	160	520	566
Free Cash Flow After Interest	123	106	21	8	(28)	277	172	89	119	389	429
Net Debt	2,735	2,637	2,612	2,581	2,626	2,355	2,175	2,079	1,964	2,612	2,175
Cellular Subscriber Base (Thousands)	2,914	2,894	2,837	2,774	2,747	2,739	2,718	2,692	2,700	2,837	2,718
Post-Paid Subscriber Base (Thousands)	2,138	2,145	2,132	2,112	2,112	2,136	2,156	2,174	2,191	2,132	2,156
Pre-Paid Subscriber Base (Thousands)	776	749	705	662	635	603	562	518	509	705	562
Cellular ARPU (NIS)	76	76	71	69	70	71	67	67	65	75	69
Cellular Churn Rate (%)	11.4%	12.0%	11.5%	12.7%	10.9%	10.8%	11.1%	11.2%	9.8%	47%	46%
Number of Employees (FTE)	3,736	3,683	3,575	3,535	3,354	3,017	2,882	2,827	2,740	3,575	2,882

*	See footnote 2 above regarding use of non-GAAP measures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: August 17, 2016